U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 0-28191

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF
CANTOR FITZGERALD, L.P. AND ITS AFFILIATES

(Full title of the plan)

eSPEED, INC.
110 East 59th Street
New York, New York 10022
(Name of issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Form 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
eSpeed, Inc. Deferral Plan for Employees of
Cantor Fitzgerald, L.P. and its Affiliates
New York, NY

We have audited the accompanying statements of assets available for benefits of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the ‘‘Plan’’) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2005 and (2) delinquent participant contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, NY
June 28, 2006

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Statements of Assets Available for Benefits

	December 31,
	2005	2004
ASSETS:
Participant-directed investments	$45,910,138	$42,653,368
Receivables:
Participant contributions	523,715	446,303
Employer contributions	152,349	184,271
Total receivables	676,064	630,574
ASSETS AVAILABLE FOR BENEFITS	$46,586,202	$43,283,942

See accompanying Notes to Financial Statements.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Statement of Changes in Assets Available for Benefits

Year ended December 31, 2005
ADDITIONS:
Contributions:
Participant contributions	$5,924,839
Employer contributions	152,349
Total contributions	6,077,188
Investment gain:
Net appreciation in fair value of investments	1,957,854
Interest and dividends	550,422
Net investment gain	2,508,276
Total additions	8,585,464
DEDUCTIONS:
Distributions to participants	5,283,204
Total deductions	5,283,204
INCREASE IN ASSETS AVAILABLE FOR BENEFITS	3,302,260
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	43,283,942
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$46,586,202

See accompanying Notes to Financial Statements.

eSpeed, Inc Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Notes to Financial Statements
As of December 31, 2005 and 2004, and for the Year Ended December 31, 2005

1.    Description of Plan

The following description of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates (the ‘‘Plan’’), formerly the Cantor Fitzgerald Deferral Plan, provides general information concerning the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (‘‘ERISA’’). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (‘‘CFLP’’) and eSpeed, Inc. (‘‘eSpeed’’). CFLP and eSpeed, as well as their participating domestic affiliates are collectively referred to as the ‘‘Company’’.

Eligibility – All full-time employees of the Company are eligible to participate in the Plan upon hire and reaching the age of 21, except for non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions – The maximum deferral amount under the Plan that could be elected is the lower of 80% of salary or a certain statutory limit ($14,000 in 2005), which may be adjusted in future years for cost of living adjustments pursuant to Internal Revenue Code (‘‘IRC’’) section 402(g)(4). The Plan also permits participants to make catch-up contributions. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Deferrals exceeding the limit will be refunded to the participants. There were no deferrals in excess of IRC limitations related to the 2005 Plan year.

Company Contributions – The Plan allows eligible participants to invest in eSpeed’s Class A common stock (the ‘‘eSpeed Stock Fund’’). In addition to the election by the participants to contribute to the eSpeed Stock Fund, the Company matches contributions to this fund annually with up to $3,000 of the Company’s Class A common stock per participant. For the Plan year ended December 31, 2005, eSpeed contributed 19,760 shares of its Class A common stock valued at $152,349, which are included in Employer contributions receivable as of December 31, 2005.

Investment Options – Generally, participants direct the investment of their contributions into the various investment options offered by the Plan. Company contributions generally must remain in the eSpeed Stock Fund. Beginning October 2005, eligible participants are auto-enrolled in the Plan when hired by the Company at a rate of 2% invested in the Wells Fargo Treasury Plus Institutional Money Market Fund.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, one-third being earned each year.

Forfeitures – Participant contributions are non-forfeitable at all times. Company contributions are forfeitable in the event a participant terminates before the participant’s matching contribution account is fully vested. The unvested portions are forfeited and applied to such future matching contributions at the discretion of the Company. As of December 31, 2005 and 2004, forfeited non-vested accounts totaled $3,453 and $6,784, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, no Company contributions were reduced from forfeited nonvested accounts.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payments of Benefits Upon Termination of Service – Payment of benefits will begin as soon as practicable following normal retirement age (59½) or disability. Participants may elect to defer receipt until a later date but not later than the April 1st following the calendar year in which the participant attains age 70½.

Distributions – For reason other than retirement, death or disability, a participant’s account balance will be distributed as soon as practicable after termination. If a participant’s account balance is more than $5,000, no distribution will be made prior to normal retirement age without the participant’s written consent.

Loans to Participants – A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant’s account balance. A participant may not borrow against Company contributions. Interest on outstanding loans is charged at a fixed rate, as determined by the Plan administrator, which may not be less than a commercial bank’s prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence (in which case, repayment may be extended in excess of five years). Effective April 1, 2000, participants requesting new loans are limited to having only two outstanding loans at any one time. Participant loans were $510,377 and $467,811 as of December 31, 2005 and 2004, respectively.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their participant account.

2.    Summary of Significant Accounting Policies

Basis of Accounting – The Plan’s financial statements have been prepared using accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

Benefit Payments to Participants and Beneficiaries – Benefits are recorded when disbursed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Risks and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amount reported in the statement of assets available for Plan benefits and changes therein.

Investment Valuation – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. Investments that are not publicly traded, such as common collective trusts, are valued by Wells Fargo, the trustee for the Plan, based on the quoted market prices of the underlying investments. Loan receivables are stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Related Party Transactions and Expenses – Certain officers and employees of CFLP, who are participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

In addition, some of the Plan’s assets are invested in the Wells Fargo S&P 500 Stock Fund, Wells Fargo Russell 2000 Index Fund, Wells Fargo Treasury Plus Institutional Money Market Fund, the Wells Fargo S&P MidCap Stock Fund and the Wells Fargo Short Term Investment Fund, which were collectively valued at $19,779,070 (42% of net assets) and $19,475,920 (45% of net assets) as of December 31, 2005 and 2004, respectively.

Wells Fargo also manages the eSpeed Stock Fund on behalf of the Plan, which was valued at $853,304 (2% of net assets) and $979,511 (2% of net assets) as of December 31, 2005 and 2004, respectively. Wells Fargo Bank, an affiliate of Wells Fargo’s Institutional Investments Group, the Plan’s trustee, custodian and record keeper, manages these funds, as part of the Wells Fargo Collective Investment Funds.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (‘‘DOL’’) Prohibited Transaction Class Exemptions.

3.    Income Tax Status of Plan

The Internal Revenue Service has determined and informed CFLP by letter dated November 26, 2002 that the Plan is qualified as to form with applicable sections of the IRC and, as such, the related trust is exempt from federal income taxes. The Plan has been amended since receiving the latest determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.    Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s assets as of December 31, 2005 and 2004, respectively:

		Fair Value as of December 31,
		2005	2004
*	Wells Fargo Treasury Plus Institutional Money Market Fund, 9,003,918 and 9,393,440 shares, respectively	$9,003,918	$9,393,440
	Templeton Foreign Fund, 284,859 and 269,278 shares, respectively	3,606,565	3,312,125
*	Wells Fargo S&P 500 Stock Fund, 99,046 and 86,941 shares, respectively	5,219,439	4,349,636
*	Wells Fargo S&P MidCap Stock Fund, 68,249 and 76,147 shares, respectively	3,841,061	3,818,785
	Dreyfus Appreciation Fund, 76,141 and 78,689 shares, respectively	3,026,599	3,044,486
	Dodge and Cox Stock Fund, 37,623 and 30,789 shares, respectively	5,257,668	4,009,320
	Janus Balanced Fund, 121,205 and 134,801 shares, respectively	2,724,694	2,864,517
	American Funds Growth Fund of America, 75,500 and 95,960 shares, respectively	2,316,352	2,612,999
	PIMCO Total Return Fund, 242,920 and 188,374, respectively	2,554,464	2,014,061

*	Permitted party-in-interest as defined by ERISA. Investments represent a common collective trust, which is valued by its respective sponsor.

As of December 31, 2005 and 2004, the Plan had investments valued at $20,632,374 (44% of net assets) and $20,455,431 (47% of net assets), respectively, whose values have been estimated by Wells Fargo, the trustee for the Plan, in the absence of readily ascertainable market values. During the Plan year ended December 31, 2005, those investments appreciated in value by $245,399.

During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold and held) appreciated as follows:

Equity Funds	$723,260
Common Collective Trusts	687,673
Growth Funds	430,274
Balanced Funds	151,245
Fixed Income Funds	(34,598)
Total Plan Net Appreciation	$1,957,854

5.    NonExempt Party-In-Interest Transaction

The Company remitted the following participant contributions, totaling $541,726, to the trustee later than required by DOL Regulation 2510.3-102:

Pay Date	Contribution Amount	Remittance Date
1/31/2005	$198,270	2/24/2005
4/30/2005	$197,168	5/23/2005
6/30/2005	$146,288	7/26/2005

Accordingly, the Company will credit participant accounts with applicable interest on the participant contributions in accordance with DOL regulations.

6.    Subsequent Event

In May 2005, the Company acquired Maxcor Financial Group, Inc. (‘‘Maxcor’’). Effective January 1, 2006, Maxcor employees (including employees of certain Maxcor subsidiaries) were eligible to participate in the Plan. Currently, contributions made under the old Maxcor 401K plan are frozen in that plan. The Company anticipates the contributions made under the old Maxcor 401K plan will be rolled into the Company’s Plan during 2006.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Form 5500, Schedule H, Part IV, Line 4i– Schedule of Assets Held at End of Year
As of December 31, 2005

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*	Wells Fargo Treasury Plus Institutional Money Market Fund	Cash Equivalent	$9,003,918	***	$9,003,918
	Templeton Foreign Funds	Registered Investment Co.		**	3,606,565
*	Wells Fargo S&P 500 Stock Fund	Common Collective Trust		**	5,219,439
*	Wells Fargo S&P MidCap Stock Fund	Common Collective Trust		**	3,841,061
	Dreyfus Appreciation Fund	Registered Investment Co.		**	3,026,599
	Dodge and Cox Stock Fund	Registered Investment Co.		**	5,257,668
	Janus Balanced Fund	Registered Investment Co.		**	2,724,694
	American Funds Growth Fund of America	Registered Investment Co.		**	2,316,352
	PIMCO Total Return Fund	Registered Investment Co.		**	2,554,464
*	eSpeed Stock Fund	Common Collective Trust	1,499,372	***	853,304
*	Wells Fargo Russell 2000 Index Fund	Common Collective Trust		**	1,664,066
	Goldman Sachs Growth Opportunities Fund	Registered Investment Co.		**	2,170,487
	Franklin Small Cap Growth Fund	Registered Investment Co.		**	1,075,852
	MFS International New Discovery Fund	Registered Investment Co.		**	2,034,706
*	Wells Fargo Short Term Investment Fund	Common Collective Trust		**	50,586
*	Participant loans	Participant Loans (1)	—		510,377
	TOTAL INVESTMENTS				$45,910,138

*	Permitted party-in interest as defined by ERISA.

**	Cost information is not required for participant-directed investments and is therefore not included.

***	Cost information includes participant-directed investments and amounts of nonparticipant-directed investments.

(1)	Maturing 2006 to 2011 at interest rates of 4% to 10%.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates
Form 5500, Schedule H, Part IV, Line 4a− Delinquent Participant Contributions
For the Year Ended December 31, 2005

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions	Amount
Cantor Fitzgerald, LP	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Regulation 2510.3-102. The January 31, 2005 participant contribution was deposited on February 24, 2005.	$198,270
Cantor Fitzgerald, LP	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Regulation 2510.3-102. The April 30, 2005 participant contribution was deposited on May 23, 2005.	$197,168
Cantor Fitzgerald, LP	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by DOL Regulation 2510.3-102. The June 30, 2005 participant contribution was deposited on July 26, 2005.	$146,288

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates has duly caused this annual report for the fiscal year ended December 31, 2005 to be signed on its behalf by the undersigned hereunto duly authorized.

eSPEED, INC. DEFERRAL PLAN FOR EMPLOYEES OF CANTOR FITZGERALD, L.P. AND ITS AFFILIATES
/s/ Frank V. Saracino Name: Frank V. Saracino Title: Vice President and Global Controller of eSpeed, Inc. Date: June 28, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm